Exhibit (g)(5)
This announcement does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, and is being made to all holders of ordinary shares, ADSs and certain convertible notes of STATS ChipPAC Ltd., subject to compliance with applicable laws. Holders of such securities are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of the SEC at www.sec.gov.
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Call Script for Shareholders
April 2, 2007
■	Good [morning/afternoon] [Mr/Ms] [ ]. I am [ ] from [Goldman Sachs/MacKenzie Partners/Ernst & Young] calling on behalf of Singapore Technologies Semiconductors (STS), a wholly-owned subsidiary of Temasek

■	I am calling you regarding an Offer by STS for STATS ChipPAC Ltd.’s shares and ADSs. We are contacting you because our records indicate that you own shares/ ADSs of STATS ChipPAC

■	Have you received the materials regarding this Offer? If not:
—	[held through a bank or broker in the US] We can send you a copy of the Offer document but in order to participate you will need to contact your bank or broker

—	[held in registered form in the US] Let me confirm your address and we will mail you the materials today

—	[held through CDP or M&C] Let me confirm your address and we will mail you the materials today

—	[held through CPF] We can send you a copy of the Offer document but in order to participate you will need to contact your CPF Agent Bank
■	I would like to brief you about the Offer first and then answer any questions that you may have

■	STS already owns approximately 35.3% of STATS ChipPAC. The Offer commenced on 16 March 2007, and will remain open until at least 13 April 2007

■	This is an ALL CASH Offer and you will receive the following consideration in cash if you tender the shares you hold in the Offer (all amounts mentioned below are in Singapore dollars):
—	you will receive S$1.75 per share or S$17.50[1] per ADS; or

—	you will receive S$1.88 per share or S$18.80[2] per ADS if STS receives acceptances which results in STS owning at least 90% of the outstanding shares (excluding shares owned by STS and its related corporations at the start of the Offer)
■	The Offer is conditional upon, amongst other things, STS receiving acceptances, which together with all other shares it owns, acquires or agrees to acquire, would represent more than 50% of the total outstanding shares of STATS ChipPAC as at the close of the Offer

■	If you tender your shares in the Offer before the Offer is declared unconditional (which cannot be before 13 April 2007), you will receive the cash consideration within 14 days from the date the Offer is declared unconditional. STS will use its best endeavors to pay you within 7 US business days

■	Please refer to Section 3 at pages 29 to 32 of the Offer to Purchase for further details about other reasons that STS and Temasek believe that the Offer is fair.

■	You should also refer to the circular released by STATS on March 30, 2007, which contains the views of the Independent Committee consisting of the independent directors of STATS and the fairness opinion of the Independent Financial Adviser (IFA) to the Independent Committee.

■	I am happy to answer any questions that you may have now or we can call you back at a convenient time. You may also feel free to call us at 1800 889-2638 (within Singapore) or 65 6889-2638 (from overseas) between now until the end of the Offer should you have any other questions.

[1]	For illustrative purposes only, based on SGD/USD exchange rate of S$1.5265:US$1, this is equivalent to US$11.46 per ADS

[2]	For illustrative purposes only, based on SGD/USD exchange rate of S$1.5265:US$1, this is equivalent to US$12.32 per ADS